SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

19 July 2011

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 19 July 2011

                re:  MANAGEMENT CHANGE ANNOUNCED

74/11                                                                                                                                                                                                                                                                                                                                                                               19 July 2011

LLOYDS BANKING GROUP ANNOUNCES MANAGEMENT CHANGES

Lloyds Banking Group is pleased to announce that Truett Tate, Group Executive Director for Wholesale Banking, is to be appointed to the position of Vice Chairman, Client Coverage.  In this role Truett will be responsible for leading and co-ordinating the Group's corporate client coverage model.  Truett will remain a member of the Board of Directors, a member of the Group Executive Committee and will continue to report directly to the Group Chief Executive, António Horta-Osório.

Nathan Bostock, currently the Head of Restructuring and Risk at the Royal Bank of Scotland (RBS) will join the Group to take the role of Chief Executive, Wholesale.  He will join at a date to be agreed.  Nathan will be a member of the Group Executive Committee and will report directly to Group Chief Executive, António Horta-Osório.

Nathan joined RBS on 1 June 2009 as Head of Restructuring and Risk with responsibility for the bank's non-core division.  Before joining RBS, Nathan spent eight years with Abbey National plc in several roles and was latterly Chief Financial Officer and a main Board Director.  He joined Abbey in 2001 as Head of Financial Markets.

Prior to Abbey National, Nathan spent ten years with RBS in a number of roles, including Chief Operating Officer of Treasury and Capital Markets and Group Risk Director.  Before joining RBS, he spent seven years at Chase Manhattan Bank in a variety of areas and functions.

The Group is also pleased to announce the appointment of Andrew Geczy as Head of Wholesale Banking and Markets with immediate effect.  In aggregating the Wholesale Markets, Treasury and Trading, Transaction Banking and Corporate Banking business lines, the Group will simplify the organisational structure, allowing us to capture the opportunities in Wholesale Banking and Markets outlined in the recent Strategic Review.  Andrew joined the Group in 2009 and has played an important role in developing the Wholesale bank proposition for corporate customers. He will report to Truett Tate who will continue with his existing responsibilities until Nathan's arrival.

António Horta-Osório, Group Chief Executive said "I am delighted that Truett will take responsibility for Group Corporate Client Coverage, as we place customer needs at the heart of everything we do.  His skills and experience make him ideal for this role."

I am also very pleased to announce the appointment of Nathan to the role of Chief Executive, Wholesale.  His vast experience in Wholesale Markets and deep understanding of risk management uniquely qualify him for this role. He brings a wealth of experience and will play an important part in my senior leadership team as we enter the next phase of delivering on the promise of the Group to customers and shareholders.  Andrew is a committed and talented leader within the Wholesale team and I know that he will drive the newly integrated Wholesale Banking and Markets area to deliver outstanding results for our customers."

The appointments are subject to FSA approval.

- END -

For further information:

Investor Relations
Kate O'Neill                                                                            +44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Corporate Affairs
Matthew Young                                                                      +44 (0) 20 7356 2231
Director of Corporate Affairs
Email: matt.young@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; market related trends and developments; changing demographic trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of Governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date:  19 July 2011